                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                          SEQUOIA SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER)

                         CITRIX SYSTEMS, INC. (OFFEROR)
--------------------------------------------------------------------------------
(NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON)

                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   817439102
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JOHN P. CUNNINGHAM,
       CITRIX SYSTEMS, INC., 6400 N.W. 6TH WAY, FT. LAUDERDALE, FL 33309

--------------------------------------------------------------------------------
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE
    ------------------------------------------------------------------------
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE

    ------------------------------------------------------------------------
                *SET FORTH THE AMOUNT ON WHICH THE FILING FEE IS
                  CALCULATED AND STATE HOW IT WAS DETERMINED.


       / / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS
    PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
          NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                   AMOUNT PREVIOUSLY PAID:___________________
                   FORM OR REGISTRATION NO.:_________________
                   FILING PARTY:_____________________________
                   DATE FILED:_______________________________

 /X/  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

  CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
                               STATEMENT RELATES:

              / /  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

                / /  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

             / /  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

                / /  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2

    CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
                        RESULTS OF THE TENDER OFFER: / /

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 1




                                  FRB NEW YORK

                                 March 21, 2001
                                 7:30 A.M. CST


--------------------------------------------------------------------------------
THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY.  IT DOES NOT CONSTITUTE
AN OFFER TO PURCHASE SHARES OF SEQUOIA OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). AT THE TIME CITRIX COMMENCES A TENDER OFFER, CITRIX WILL FILE WITH THE SEC A TENDER OFFER STATEMENT AND SEQUOIA WILL FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT IN RESPONSE TO THAT TENDER OFFER. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF SEQUOIA ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

THE OFFER TO PURCHASE AND OTHER OFFER DOCUMENTS INCLUDED IN THE TENDER OFFER STATEMENT, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF SEQUOIA AT NO EXPENSE TO THEM. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SEQUOIA OR CITRIX WITH THE SEC AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT, ONCE AVAILABLE, AND OTHER FILINGS BY SEQUOIA WITH THE SEC MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022 (888) 750-5834.
--------------------------------------------------------------------------------



Coordinator       Good morning, and thank you all for holding. I would like to inform all parties your lines have been placed in a listen-only mode until the question and answer segment of today's call. This conference call is also being recorded at the request of FRB. If you do have objections, please disconnect. I would now like to turn the call over to Mr.
                  Peter Seltzberg. Thank you, sir, you may begin.

P. Seltzberg      Thank you. Good morning, everyone, and thank you for
                  participating in today's conference call. By now you all should have received a copy of today's news releases. In the event that you still need either one or both, I would like to direct you to either the investor information section of the Citrix corporate Web site at www.citrix.com/investors, or alternatively, call the Financial Relations Board at 212-661-8030, and we will be glad to fax or e-mail a copy to you immediately.

                  Without further ado, I'd like to now introduce Scott Davidson, Director of Corporate Treasury, to begin the presentation. Scott?

S. Davidson       Thanks, Peter. Thanks, everybody, for joining us on this
                  early- morning conference call here at Citrix and on such short notice, but we're really excited about this, so we're glad everybody could dial in. Joining me on today's call is Mark Templeton, President of Citrix Systems, and John
                  Cunningham, our Chief Financial Officer. In addition, Roger
                  Roberts is back in Ft. Lauderdale, available during the question-and-answer period, but we are up here in Columbia, Maryland, at the Sequoia headquarters.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 2


                  As Peter said earlier, there's a press release that was issued earlier this morning which is available on the Citrix Web site, and just to reaffirm what he said, that's www.citrix.com, under the Investor section, and you should be able to access it there or call FRB directly and get a view of it from there as well.

                  To give you the structure of today's call, what we want to do is have Mark give you an overview of the actual deal, and John will provide some of the financial aspects from a transaction perspective. And then Mark is going to circle back and give you a view around the markets, the channels, and the partnerships as they relate to the acquisition. We want to make the call about 30 minutes in duration, and that includes about 12 to 13 minutes of prepared remarks, and then leave the duration for Q&A. I specifically want to ask that in order to comply with the timeframe, everybody limits their question to one per person; and if we do have time at the end, we can circle back and address those; but within the next day or two days, if there are any other questions, either myself or Jeff Lilly can be available for follow-up as well.

                  Before we begin, let me just remind you that from a Safe Harbor perspective, I need to read the following: "Forward-looking statements during this conference call are made pursuant to the Safe Harbor provisions of Section 21(e) of the Securities Exchange Act of 1934. Listeners are cautioned that statements during the conference call which are not strictly historical statements, including without limitation regarding the future consummation of the acquisition by Citrix of Sequoia software, the integration of Sequoia and Citrix's technology, personnel and sales model, Citrix's future financial performance, management's plans and objectives for future operations, products, plans and performance, management's assessment of market factors as well as statements regarding the strategy and plans of the company and its strategic partners constitute forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 3


                  Listeners are cautioned not to place undue reliance upon these forward-looking statements as they are subject to a number of risks and uncertainties, including the failure to successfully integrate Sequoia into its operations, the company's ability to maintain Sequoia customers and employee relationships, the company's ability to develop and commercialize new products, increase competition, changes in pricing policies, the possibility of undetected software errors as well as the risk of downturns in economic conditions generally and in the software industry specifically, as well as the other risks detailed in the company's press release issued earlier today and in the company's filings with the SEC. Citrix assumes no obligation to update any of the forward-looking information on this conference call."

                  And now you know why we had to do it this morning, because we had to rewrite that part. So I'd like to turn it over to Mark, and we can get started.

M. Templeton      Thanks Scott. As you can see in the release, we've taken an important next step that will prove to be a key milestone in our journey toward making information access as simple as making a phone call. This is a very exciting announcement and day for Citrix and Sequoia employees, customers, partners and investors. We view the portal server as the core building block in our application services platform. Overall, this acquisition will extend our customer offerings into the Web and the coming world of dot-net. It will open up new selling opportunities for our global channel, and it really allows us to expand our partnering programs.

                  Now, Sequoia is a leader in the portal server marketplace, so I'm sure the first question you're probably asking is, what's a portal server? It's actually infrastructure software that gives users one place to go to find and connect all the applications and information they need to work smart and work productively. So how does a portal server do this? Well, there are three key ideas.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 4


                  First, it aggregates together a wide variety of information and applications into one place. Secondly, it lets users and IT professionals make that one place very personalized. And thirdly, it serves as a central point for integrating all the enterprise applications on the back end. So we believe the acquisition of Sequoia makes good business, strategic and customer sense. We chose Sequoia because they're a leader in the portal software space, because they have a wide and scaleable product offering that's completely standards-based, and most importantly because Citrix and Sequoia share a common set of visions and values. Taken together, that's why we think this combination of leaders makes a lot of sense.

                  In a few minutes, we'll discuss some of the key ideas further, but first, let me turn it over to John to talk about the financial aspects of the deal.

J. Cunningham     Thanks, Mark. Good morning, everyone. Before I address the financial aspects of the acquisition, a few comments regarding our progress during '01 I believe are appropriate.

                  Our business continues to grow, and given our current visibility within the quarter, we can reaffirm the guidance that we provided you in January, and that we are on track to delivering those expectations. As you know, we will be reporting our results for the quarter on April 18th, and at that time we'll provide you additional detail on the quarter itself, but now let's focus on today's announcement.

                  This announcement will create an exciting new dimension for our business. We view that Sequoia is a leader in the portal software marketplace, and we are looking forward to this union which will enable us to build on our existing relationships and also will let us play a significant role in the rapidly growing portal marketplace. The key points of the transaction are, one, it is structured as an all-cash transaction, valued at approximately $184.6 million gross. We will start a tender offer for all of Sequoia's shares in the amount of $5.64 per share during the week of March 26th. The acquisition has already been approved by both boards of directors, and we expect that it will close during the second quarter of '01, of course depending on receiving the appropriate regulatory approvals.

                  The majority of the shareholders of Sequoia have agreed to tender their shares to Citrix. Upon the closing of this transaction, as Scott mentioned, we will have offices here in Columbia, Maryland, and we will have approximately an additional 240 employees, including about 62 engineers. Now let's take a look at some of the business aspects of the transaction.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 5


                  We expect that the transaction will be slightly dilutive to our calendar '01 EPS by approximately $0.05 to $0.07, but it will be accretive in '02 and beyond. This transaction supports our plan to continue to grow our revenue stream beyond '01, and we believe that this will more than offset the financial aspects of the Microsoft agreement which expires in May of '02. We view this transaction as a very good long-term positive move for Citrix, first because it enables us to enter a new business area, but also it creates an additional dimension for our current business, and our over 7,000 value-added resellers and partners that will benefit from this combination.

                  Of course we have modeled our business based upon our current views of the macro-economic and the IT market, and we have acted accordingly. After the transaction closes and the integration plans which are well underway are finalized, we will provide additional guidance on the combined companies. Given that Sequoia is currently a publicly traded company, we will not provide specific guidance until our deal is consummated regarding the portal section of our business.

                  At this juncture, some points with respect to the qualitative rationale behind the acquisition are appropriate. There are basically three, each of which will be integral to the success of this acquisition as we move forward, and I can assure you that work is well underway on each of them. First, we need to continue the development and delivery of a channel-ready portal software product. Two, we need to cross-train and educate our over 7,000 global channel partners. And three, the continued support of the current XPS portal software products. And as I said, all of this is underway and is progressing nicely.

                  These points, taken together, will serve not only to drive our current business but will also support our entry into this new market. However, overall we are very excited about this acquisition, and we feel that it fits very well into our plans, the company fits very well into our culture, and we are really looking forward to this combination. I personally would like to welcome all the Sequoia people here in Columbia, Maryland. And with that, I'll turn it back over to Mark.

M. Templeton      Okay, great. Thanks, John. So today, we'd like to communicate a few key take-away messages regarding what we expect to get from this transaction. First, we get more product and technologies that will extend our customer offerings into the Web and dot-net. Secondly, it's an opportunity to leverage our global channel and customer base. Thirdly, it strengthens our global partnering programs with ISV's, OEM's and strategic partners. And then fourth, that this really strategically makes sense because it's the next logical step for Citrix.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 6


                  So next, I'd like to briefly expand on each one of these key ideas. So the first key point is that we really get more products and technologies that take us into the Web and dot-net.

                  This acquisition will allow us to offer Sequoia's sophisticated high-end portal solutions and new instant-on solutions for middle-market and departmental customers. What's great is that these products will be able to be sold as solutions on their own or through using our NFuse product, will be sold as a system by smoothly integrating with our Metaframe application servers.

                  The basis for these offerings is Sequoia's portal products and technologies which provide the broadest feature set for content integration, aggregation, personalization and business process automation, all in a scaleable architecture and purely XML-based. This XML foundation is exciting because it allows us to add value to the Microsoft.net platform by natively supporting dot-net's SOAP, UDVI and BizTalk technologies; and we believe that over time, our customers will be able to showcase the vision and power of dot-net through our combined extended product offerings.

                  Today, our Citrix NFuse product aggregates Windows and UNIX applications and gives access to them through the browser. This acquisition will allow us to include Web applications, Web content, and Web services as well, so users will get a single place to access the widest range of digital business information from Windows to the Web in one place, which really leads to the second key point.

                  This really gives us an opportunity to leverage our global channel and customer base. Our customers are looking for solutions that improve the value they receive from their computing investment, and at the same time, really take full advantage of both their Windows environment and their Web-based environment. This acquisition will allow the CIO to create one place for their users to find and connect to everything they need to do to get their work done and stay better informed, in the office, at home, from a hotel, or wirelessly mobile. And when users can work more productively and smarter from everywhere, organizations save time and save money. This has certainly been a cornerstone of the Citrix value proposition for a long time, and this acquisition only serves to expand on this core customer value.

                  From a distribution perspective, there is good leverage here. Our expanded offerings will allow our channel to bring more pieces of the solution to the table, which gives them a bigger-ticket sale, expands their services business, and reinforces their customer relationships. With the additional offerings, we'll be able to continue to grow our channel in both breadth and depth, adding to the fundamental leverage we get from partnering.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 7


                  The partnering is the next key take-away, as this deal strengthens our global partnering programs with ISV's, OEM's and strategic partners. Our application services platform, and with this transaction, portal services, all fit really in front of or they add value to all the back-end infrastructure available from great partners such as IBM, Compaq, SAP, and the many others that we work with. So we believe this will give us additional partnering opportunities with these key players.

                  With this kind of broader application services platform, we'll look to partner further with system integrators and consultants such as Deloitte, Accentur, Siemens, Bull and others, as they will now have a larger opportunity to provide value-added services in conjunction with Citrix software products. It will also provide additional products, technologies and solutions that can drive some natural partnering with both Web infrastructure vendors and major ISV's that we have not had in the past, including J2EE application service suppliers, EAI vendors, and content management providers.

                  Importantly, we believe this move will be very synergistic with our longstanding strategic relationship with Microsoft. The new portal solutions we will bring to the market will drive the growth and adoption of Microsoft's strategic products, and we will also be positioned to provide a broader set of significant value-added products on the Microsoft.net platform. Additionally, our portal products will leverage Microsoft's Share Point and Web Parts, which are new products and technologies for the online world.

                  And our last key point is about strategy. So strategically, this is the next logical step for Citrix. The Citrix brand stands for providing virtual access to Windows and UNIX applications, from any device over any network. Our customers are looking to migrate to a more Web-centric computing architecture in order to be able to incorporate Web content, Web applications and Web services. Sequoia's great portal products bring all this Web information together into a powerful, all- digital workplace. The combination presents a compelling solution for customers, delivering on our vision for extending the virtual workplace everywhere.

                  So we're excited by this transaction and how it creates new opportunities for growing our business. We're working aggressively to grow the business, and as I've said repeatedly over the last six months, we're in a no-wait state in our pursuit of our strategy. Thanks again for joining us today, and now I'd like to open it up for some Q&A. Thank you.

Coordinator       Thank you. One moment. Our first question comes from Sara
                  Matson. You may ask your question, and please state your company name, ma'am.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 8


S. Matson         Hello, everyone. Dane Rauscher Wessell. Basically can you
                  discuss how Sequoia products are currently sold, whether it's entirely direct, or if there is an indirect component now? And then on a similar line, how many salespeople are currently involved, and will that field force be maintained?

M. Templeton      Okay, thank you, Sara. Today, Sequoia sells their products, touches customers directly and does a tremendous amount of fulfillment, because there are value-added services required in an enterprise portal installation and implementation, so they touch customers directly and have a lot of partnerships that help them actually deliver the solution to the customer, which is very similar to what we do at the high end of our channel strategy where we touch customers directly and work with our top-level platinum solution providers as well as some of the larger system integrators like Compaq, SI, Siemens, Bull, IBM Global Services. So the model is very, very similar.
                  We're just obviously a little further down the road in the maturity of how we do it, and that will be one of the things that we look to add value to this team. So we'll maintain the team and the sales organization here, and we believe we can get some synergy from adding them to the team.

S. Matson         And how many folks are involved on the sales force for Sequoia right now?

J. Cunningham     Sara, this is John. There's approximately between 25 and 30 people that are in our direct sales force, and as Mark said, we'll look at this as we go forward with the integration plan.

S. Matson         Now, are those all US-based?

J. Cunningham     Basically, yes; but let's move on to another question, please.

S. Matson         Okay.

Coordinator       Thank you. Our next question comes from Mike Stannick. You may ask your question, sir, and please state your company name.

M. Stannick       Sure. Lehman Brothers. Mark, I had a question for you, and I guess if Mark Wesker is there as well -

M. Templeton      He is not.

M. Stannick       Okay.


M. Templeton      Sequoia is not with us on this call.

M. Stannick       Okay, thank you. What I was trying to get a feel for was the potential integration or how to think about Metaframe XT and think about Sequoia's XTS Server line. Today obviously they're separate products. Just give us an idea of when you anticipate maybe an architectural integration to roll, or will that ever happen? Will they always be kind of two standalone products with communication between each other? And also interoperability with Microsoft's BizTalk.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                          Page 9


M. Templeton      Okay. Well, as you know, we've had quite a track record here for partnering with all the portal players in the market, Sequoia being one of the leading ones, so we already have a very integration between XPS and Metaframe, and that integration is NFuse, our application portal software that fits into these portal products. At this point, that's the level of integration that we see in the near term, and then as the teams work together and develop product roadmaps and all that are more synchronized, we'll know more and get as much synergy as we can. But right now, we actually have some solutions that are being piloted between Citrix customers and Sequoia customers.

                  As far as BizTalk goes, because this is basically a Web-based technology, it integrates nicely with the BizTalk environment because the portal server actually integrates the kind of Web applications and Web services that a Microsoft BizTalk server is intimately involved in, and actually sits behind the scenes, behind the portal server, and aggregates the kinds of information and business processes and Web applications and Web services that a BizTalk server actually is instrumental in.

M. Stannick       So basically a way to think of this, then, is I just - you're peeling off -- one part of it in the infrastructures you have BizTalk that sits way in the back office and runs sort of the XML, kind of as an entry point, and then this as another layer on top of that, adding value as you move closer to the client, I guess.

M. Templeton      Absolutely. As I said in some of my prepared comments, this is really very similar to what Metaframe does in a Windows and UNIX world; it really sits in front of all the back-end infrastructure and serves up the application over any network, any device. So a portal server does a very, very similar kind of thing, except it sits in front of all this back-end infrastructure serving up Web- based content and applications.

M. Stannick       Thank you.

Coordinator       Thank you. Our next question comes from John Perselli. You may ask your question, and please state your company name.

J. Perselli       Thank you. Company name is AG Edwards. I just wanted to get a clarification, I guess, for Cunningham. Number one, this is a purchase, I assume. Number two, that dilution number you gave, is that off of cash earnings or off of GAAP earnings? And then
                  I was wondering if you could quantify a majority of the holders. Is it 51% have already thrown in, or is it closer to 60, 70, 80%?

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                         Page 10


J. Cunningham     First, it would be off of the GAAP earnings that we talked about; and second, we have over two thirds of - approximately two thirds of the shareholders have already committed.

J. Perselli       Okay. And then it is a purchase, I'm assuming, John?

J. Cunningham     Yes, it's straight cash.

J. Perselli       Okay. I'll handle everything else off-line. Sounds like a good deal for you.

J. Cunningham     Thanks much, John.

Coordinator       Thank you. Brian Fuda, you may ask your question, and please state your company name.

B. Fuda Yes, it's Ryan Beck. If we could get into it, you say that the transaction is going to close in the second quarter. Where does the dilution hit? Should we look at it equally per quarter? And then accretion starts from a base of zero, or do you see immediate accretion in the first quarter next year? Can we maybe get a little bit clearer on that?

J. Cunningham     As I said before, Brian, when the transaction closes, I'll give you more detail on exactly how it flows through the year, but the dilution number that I mentioned would be the dilution number that we would have based upon our ownership, time of our ownership of the company. And I don't at this time want to give you detail of where it will be by quarter; I will provide that when the transaction closes sometime hopefully in April.
                  And it will be accretive starting in '02, in the beginning of '02.

J. Perselli       Great. Thanks.

Coordinator       Thank you. Terry Quinn, you may ask your question, and please state your company name.

T. Quinn ING Capital Management. Mark, when you talked about the channel and the resellers, can you talk about how difficult or easy you think it's going to be for them to pick up this product, and maybe - I know it's a little early, but how you're going to sort of jump-start them in terms of being able to offer this?

M. Templeton      Okay, Terry, thanks. So as you know, let's characterize our channel first of all. It's very broad-based. It ranges from very small organizations that are very localized at sort of our Silver end of the spectrum, all the way up to IBM Global
                  Services and some of the largest global consultants. And so you have to really think of it that way, that it's stratified.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                         Page 11


                  So the first point is that the Sequoia XTS products will fit very nicely into the sales bag of the top end of our channel that are highly focused on e-business types of services. And we expect that over the near and medium term, we'll start to get some activity there. Now, for the bulk of our channel, however, which is more of a reseller, smaller system integrator and VAR, our plan there is to really bring to market for the first time a small and middle market departmental kind of portal solution that will integrate nicely with the kinds of Metaframe and NFuse solutions that the same part of our channel have been selling very well for some time now. So that will take a little bit more time to develop that product, and part of the integration plans will be to set in motion, as John mentioned, the detail plan around creating that kind of a product.

T. Quinn          Okay. Thanks.

Coordinator       Thank you. Mike Christiansiana, you may ask your question, and please state your company name.

M. Christiansiana It's Girard Clower Madison. Hello, guys. A question on the dilution. I'm having trouble understanding why it's so high. Could you walk me through a little bit? Are there no operating synergies? And I guess the other question related to that is, is the Sequoia business still growing, and will they report their March quarter on a standalone basis?

J. Cunningham     To answer the second one first, whether they will report on a standalone basis will be determined by how the transaction closes, when the transaction closes, and the rules that govern that. Depending on the timing, they will fully report, and if that's the case and if it closes fast, it will not have to report. So that's going to be geared by whatever the regs are, and we will abide by those regs.

                  The synergy number and the dilution number you mentioned, as I mentioned, I will give you more guidance when it closes. I don't want to get into the detail of what and where it is now until the transaction closes, because as you know, Sequoia is still a public company. We will report that when it closes.

M. Christiansiana So is Sequoia still growing?

J. Cunningham     You can see all the public information. I don't want to
                  comment on them. They're a public company right now; we have done that and I - and my advice is I should not be talking about their prospects and we're there at this time. When it closes, I will provide you with all of that information.

M. Christiansiana Fair enough. Thanks.

J. Cunningham     Okay.

Coordinator       Thank you. David Eller, you may ask your question, and please state your company name.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                         Page 12


D. Eller Sure, Credit Suisse First Boston. What effect if any is this going to have on your product plans for Vertigo?

M. Templeton      It doesn't have any direct impact. In fact, as we
                  demonstrated, Vertigo solutions, some of the applets that have been demonstrated publicly for some time now are demonstrations where these applets actually sit inside of the enterprise portal, so the portal is actually a great way to deliver the Vertigo applets that you can build, David. So there's some synergy there in fact.

D. Eller          Thanks.

M. Templeton      Let's take another, one more question.

P. Seltzberg      One more question and then we'll wrap it up.

Coordinator       Thank you. Our next question comes from Jay Smith from Rosen
                  Capital. You may go ahead.

J. Smith Thank you. Congratulations on this acquisition. I was wondering like when we talked privately to the Microsoft executives, and then when I hear from you, it seems like there's a disconnect. Microsoft, in my private conversations with them, have in a way made it clear that the relationship is kind of stressful with their own terminal server product in that space. I was wondering if you can present what kind of relationship you are having with Microsoft right now. Is it still stressful, or is it very - I don't know; could you just comment on it?

M. Templeton      I'd be glad to. I'm not sure who you're talking with and what your private conversations are, but I can tell you this, that we partner with Microsoft on a global basis, and at the sales and marketing level, and drive a tremendous amount of their revenues on their NT 4.0 terminal server platform, Windows
                  2000 server, their application software, and a lot of their development products. So from a business case perspective and for customers, this is a win/win for Microsoft, Citrix and customers at that level.

                  We have, with this product and this acquisition, have the opportunity to really extend that and build on that by supporting their dot-net platform in a pretty aggressive and pretty interesting way, not only from a product perspective, as I mentioned in some of my prepared comments, but also from a technology platform and standards perspective, as the Sequoia product is purely XML-based; this is a very strategic standard from Microsoft. Supports SOAP; that's a Microsoft standard. UDVI, another Microsoft-driven standard, and all of the kind of Web services strategies that they've been talking about; most recently, their announcement the day before yesterday about Hailstorm. So we believe that we can use this acquisition to build on the win/win business relationship we've had with them for quite some time now.

                                                                    FRB NEW YORK
                                                      Moderator: Peter Seltzberg
                                                   March 21, 2001; 7:30 a.m. CST
                                                                         Page 13


J. Smith          Thank you. And how is the CEO search coming along?

M. Templeton      We don't provide any interim information about our search
                  there.

J. Smith          Thank you.

Coordinator       Thank you. That does conclude today's question and answer
                  segment. I will now turn it back over to the management team.

M. Templeton      Okay. Well, thank you very much again. As we've said a number of times, we're excited about this. We've got a lot of work to do today, so we're going to keep this short. Thanks for joining us and stay tuned.